BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 17, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Pacific Select Exec Separate Account – File No. 811-05563
Initial Registration Statement on Form N-6; Pre-Effective Amendment No. 1
M Vision Pacific Life SVUL Flexible Premium Life Insurance Policy - File No. 333-255746

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563), set forth below are responses to Staff comments received on August 23, 2021, in connection with the above referenced Initial Registration Statement filed May 4, 2021 and Pre-Effective Amendment No. 1. (filed July 30, 2021) on Form N-6. All changes referenced in this letter will be made via a Pre-Effective Amendment.

PROSPECTUS

Policy Benefits

Death Benefit Options

1.	Staff Comment: In the first sentence, please change “two” to “three” Death Benefit Options. Also, in the “Limits on Option C” subsection, please remove the parenthetical that Option C is not available.

Response: We will no longer offer Death Benefit Option C and removed all references.

2.	Staff Comment: In the “Limits on Option C” subsection, please remove the parenthetical that Option C is not available.

Response: We will no longer offer Death Benefit Option C and removed all references.

Ms. Choo

September 17, 2021

Conversion Rider, Enhanced Policy Split Option Rider, and Policy Split Option Rider

3.	Staff Comment: We believe that the terms of each of the Conversion Rider and the two policy split riders offered by the prospectus constitutes and exchange offer as contemplated by Section 11 of the Investment Company Act of 1940 (“1940 Act”). Further, we do not believe the retail business exception is available under the circumstances that you describe. Because the terms of the riders constitute exchange offers under Section 11, you must: 1) seek exemptive relief to affect the conversion, 2) restrict the conversion to non VUL products, or 3) comply with the requirements of Rule 11a-2 of the 1940 Act.

Response: We have made disclosure modifications to the Conversion Rider, Enhanced Policy Split Option Rider, and the Policy Split Option Rider to provide transfer processing disclosure that is consistent with the requirements of Rule 11a-2. Please note, this product (M Vision) does not have a surrender charge.

4.	Staff Comment: For the Enhanced Policy Split Option Rider and the Policy Split Option Rider, please supplementally confirm that the terms in the actual riders filed as exhibits are consistent with the rider terms disclosed in the prospectus.

Response: We hereby confirm that the material provisions and terms in the actual rider exhibits are consistent with the rider provisions and terms in the prospectus. To provide further consistency, we made modifications to the riders in the prospectus.

Flexible Duration No-Lapse Guarantee Rider (FDNLG)

5.	Staff Comment: Under Investment Allocation Requirements-the Allowable Investment Options, please make the following changes:

(a). The first two sentences of the first paragraph seem to convey the same thing. For clarification, please consolidate the first two sentences.

Response: We deleted the second sentence and modified the first sentence as follows [modified disclosure is underlined for your reference]:

“At initial purchase and during the entire time that you own the Flexible Duration No Lapse Guarantee Rider, you must allocate 100% of your Accumulated Value to the allowable Investment Options we make available for this Rider.”

(b). Please add the following to the last sentence of the first paragraph “with no restrictions as to the amount that may be allocated to any Investment Options.”

Response: There are certain circumstances where we may be required, outside of our control, to limit the amount that may be allocated to an allowable Investment Option. As an example, an underlying fund could impose a hard close where no new allocations could be made, hence limiting the amount that can be allocated. In recognition of such an event, we modified the requested change as follows [new disclosure is underlined for your reference]:

“Currently, all Investment Options available through this Policy are allowable Investment options and may be used with this Rider with no restriction as to the amount that may be allocated to any Investment Option, unless required to do so by an underlying Fund.”

(c). In the first sentence of the second paragraph, please modify the sentence such that it states, “By adding this Rider, you agree to any future investment allocation requirements that we may impose for the entire period that you own the Rider.”

Ms. Choo

September 17, 2021

Response: We made the requested modification.

(d). In the third sentence of the second paragraph, please add “or to impose restrictions as to the amount that may be allocated to an allowable Investment Options” to the end of that sentence.

Response: We made the requested modification.

(e). Please move the bolded sentences from the second paragraph to the end of the first paragraph.

Response: We made the requested modification.

(f). In the second sentence of the fourth paragraph, please make the second sentence bold.

Response: We made the requested modification.

6.	Staff Comment: In the Example immediately above the Rider Termination section, please explain when the uncollected amounts are ultimately collected.

Response: We added additional disclosure regarding when such amounts are collected.

SAI

Service Provider

7.	Staff Comment: Delete the next to last sentence that states “The administrative services are for the Policy and no compensation…”. In addition, please modify the last sentence to include the missing bracketed information.

Response: We made the requested modifications.

As a follow up to our response to Staff Comment Number 6 filed on July 30, 2021, we will not offer Death Benefit Option C. All references to Death Benefit Option C have been removed from the prospectus and the statement of additional information.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage
Brandon J. Cage